White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

White Knight Doubles Drill Budget for 2006

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
April 24, 2006

White Knight Resources Ltd. (the “Company”) announces that it plans to spend US$4.3 million on exploration in Nevada during the 2006 field season. The Company’s joint venture partners have exploration obligations on White Knight properties totaling an additional US$2.0 million in 2006.

The Company anticipates that it will fund a drill intensive exploration program in 2006 comprising approximately 65,000 feet on six projects which include Cottonwood, Gold Bar Horst, Slaven Canyon, Gold Pick, Hunter and Benmark.

Drilling with a truck-mounted RC rig is scheduled to commence in early May on the Gold Bar Horst project. A second drill rig (Schramm track rig) is being custom built for the Company with an expected delivery date in late May.

“These are very exciting times in the gold business and, with the initiation of this year’s drill campaign, the Company is poised to capitalize on the building momentum within Nevada’s gold industry”, comments John M. Leask, Chairman.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.